Exhibit 1

ASX Release	Level 18, 275 Kent Street
Sydney, NSW, 2000

14 February 2022

Westpac successfully completes A$3.5 billion off-market share buy-back

Westpac Banking Corporation (Westpac) today finalised its off-market share buy-back (Buy-Back).

•	Completion of A$3.5 billion Buy-Back following strong demand

•	Approximately 167.5 million Westpac shares bought back, representing 4.6% of issued capital

•	Common equity tier 1 capital ratio reduces by 79 basis points[1]

Westpac CFO, Michael Rowland, said: “We are very pleased to have completed the $3.5 billion Buy-Back, reducing the number of shares outstanding by 4.6% of issued capital. The Buy-Back improves our capital efficiency, returns franking credits and reduces our share count for the benefit of all shareholders. Westpac’s capital position remains strong after completing this Buy-Back.”

Outcomes

The outcomes of the Buy-Back are summarised below.

Outcomes for Westpac:

Size of Buy-Back	A$3.5 billion
Market Price[2]	A$22.2387
Buy-Back Discount	6%
Buy-Back Price	A$20.90
Number of Shares bought back	167.5 million
Percentage of issued capital bought back	4.6%

Outcomes for shareholder participants:

Buy-Back Price	A$20.90
Capital Component of the Buy-Back Price	A$11.34[3]
Dividend Component of the Buy-Back Price	A$9.56
Tax Value[4]	A$24.14

1 Based on 31 December 2021 capital position.

2 Calculated as the VWAP of Shares over the five trading days up to and including Friday, 11 February 2022, calculated to four decimal places, as determined by Westpac.

3 Subject to ATO approval.

4 The Tax Value was calculated in accordance with ATO Tax Determination TD 2004/22 and ATO issued Practice Statement PS LA 2007/09 – see also the comments under the heading ‘ATO Class Ruling’.

The Shares bought back will be subsequently cancelled by Westpac.

Scale back of Applications

Due to excess demand for the Buy-Back, a scale back of certain Applications was required. In line with the terms of the Original Booklet and Supplementary Booklet, the scale back policy was designed to minimise any disadvantage to shareholders with a small number of Shares.

Eligible Shareholders who tendered their Shares at a 7% Discount or greater, or as a Final Price Application, had their Applications accepted in full at the Buy-Back Price.

Eligible Shareholders who tendered their Shares at a 6% Discount had a Priority Allocation of 380 Shares (or lesser number) bought back before any scale back was applied. Applications for more than the Priority Allocation were accepted, but scaled back by approximately 95% on a pro-rata basis after taking into account Priority Allocations and Small Residual Applications.

In addition, successful shareholders who offered to sell all of their Shares at a 6% Discount and who would be left with a Small Residual Holding (75 Shares or less) as a result of the scale back, had all of their Shares bought back in full.

Applications at Discounts of 0% to 5% and Applications conditional on a Minimum Price above the Buy-Back Price were not bought back. Shares that were offered but not bought back are expected to be released into shareholders’ holdings by Tuesday, 15 February 2022.

ATO Class Ruling

The Australian Taxation Office (ATO) Class Ruling is expected to confirm that the Capital Component of the Buy-Back Price will be A$11.34 and the fully franked Dividend Component of the Buy-Back Price will be A$9.56.

For Australian tax purposes, the deemed capital proceeds for entities other than companies will generally be taken to be A$14.58 per Share, being the A$11.34 Capital Component, plus A$3.24 representing the excess of the Tax Value over the Buy-Back Price.

The Tax Value has been calculated in accordance with the ATO Tax Determination TD 2004/22 and Practice Statement PSLA 2007/9 (which includes an adjustment to take into account the 2021 Full Year Dividend). As part of calculating the Tax Value, the ATO accepted that it should be calculated by reference to the movements in the S&P/ASX 200 Banks Index over the Buy-Back Period, rather than the S&P/ASX 200 Index. This has resulted in a lower Tax Value (compared to the position if the Tax Value had been calculated by reference to the movements in the S&P/ASX 200 Index) and, in turn, a lower amount of deemed capital proceeds for shareholders who sold their Shares through the Buy-Back.

The ATO has advised that it intends to issue its Class Ruling for the Buy-Back by the middle of March 2022.

Payments

Payments for Shares bought back under the Buy-Back will commence on 18 February 2022 via direct credit and Buy-Back statements will be made available online or sent to shareholders from this date.

Unless otherwise defined, capitalised words in this release have the meaning given to them in the original Buy-Back booklet dated 1 November 2021 (Original Booklet) and supplementary booklet dated 10 December 2021 (Supplementary Booklet).

For more information

•	westpac.com.au/buyback.

•	Westpac Buy-Back Information Line 1800 804 255 (free call in Australia) or +61 1800 804 255 (outside Australia) (Monday to Friday, 8:30am to 7:30pm, Sydney time, except public holidays) and 0800 002 727 (free call in New Zealand) (Monday to Friday, 9:00am to 5:30pm, New Zealand time, except public holidays).

•	Seek advice from your financial, taxation or other professional adviser.

For further information:

Media:	Investors:

Hayden Cooper	Andrew Bowden
+61 402 393 619	+61 438 284 863

Neil Wesley
+61 481 461 498

This document has been authorised for release by Tim Hartin, General Manager & Company Secretary.

Important information

This document does not constitute, or form part of, any offer or invitation to sell, or any solicitation of any offer to purchase any securities in any jurisdiction, nor shall it or the fact of its distribution be relied on in connection with any contract thereof. No indications of interest in the Buy-Back are sought by this document. Shareholders who are (or nominees or trustees who hold Shares on behalf of or for the account or benefit of persons who are) located in the United States or US Persons (within the meaning of Regulation S under the United States Securities Act of 1933, as amended), residents of Canada or who are otherwise excluded foreign persons were not eligible to participate in the Buy-Back described in this document.